Exhibit 99.1

Cango Inc. Regains Compliance with NYSE Minimum Share Price Requirement

Dallas, Texas, September 3, 2026 - Cango Inc. (NYSE: CANG) (“Cango” or the “Company”) today announced that it has received written notification from the New York Stock Exchange (“NYSE”) confirming that the Company has regained compliance with the NYSE’s continued listing standard under Section 802.01C of the NYSE Listed Company Manual regarding the minimum share price requirement.

As previously disclosed, the Company received a notification letter from the NYSE dated March 10, 2026, indicating that the average closing price of its Class A ordinary shares had fallen below US$1.00 over a consecutive 30-trading-day period. In connection with its efforts to regain compliance, the Company effected a 10-for-1 share consolidation of its Class A ordinary shares and Class B ordinary shares, which became effective on July 20, 2026.

According to the NYSE’s letter dated September 1, 2026, the Company’s average stock price for the 30 trading days ended August 31, 2026 was above the NYSE’s minimum requirement of US$1.00. Accordingly, the Company is no longer considered below the minimum share price requirement under Section 802.01C, and the matter is closed.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company’s mining operations span across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com and follow us on: X and LinkedIn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com

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